11088 38

02030006

EXECUTION COPY

4-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

1. a press release dated March 29, 2002, relating to the Company's announcement of the results of its operations for the fourth quarter ended December 31, 2001 ("A");

2. a press release dated April 1, 2002, relating to the termination of merger discussions with Korea Thrunet Co., Ltd ("B");

3. (i) a copy of a notice of change of representative director of the Company filed with KOSDAQ on March 29, 2002, and (ii) an English translation of such notice ("C");

4. (i) a copy of a report filed with KOSDAQ and the Financial Supervisory Commission of Korea on March 29, 2002, relating to the resolutions adopted at the Annual General Meeting of Shareholders of the Company held on March 29, 2002, and (ii) an English translation of such report ("D");

5. (i) a copy of a report filed with KOSDAQ and the Financial Supervisory Commission of Korea on March 29, 2002, relating to the resignation of outside directors, and (ii) an English summary of such report ("E");

6. (i) a copy of reports filed with KOSDAQ and the Financial Supervisory Commission of Korea on March 29, 2002, relating to the appointment of members of the Company's audit committee, and (ii) an English summary of such reports ("F"); and

7. (i) a copy of reports filed with KOSDAQ and the Financial Supervisory Commission of Korea on March 29, 2002, relating to the appointment of outside directors of the Company, and (ii) an English summary of such reports ("G").

"A"

(1)

Hanaro Telecom, Inc.

FOR IMMEDIATE RELEASE

Contacts: Hanaro Telecom, Inc.
Kyu June Hwang, Investor Relations
822-6266-2380
kyujune@hanaro.com
- or -
Taylor Rafferty, New York
Brian Rafferty
1-212-889-4350
Taylor Rafferty, London
Alex Jones
44-20-7936-0400
hanaro@taylor-rafferty.com

HANARO TELECOM ANNOUNCES ROBUST 2001 FULL YEAR RESULTS, MARKING FOUR QUARTERS OF POSITIVE EBITDA

Seoul, South Korea – March 29, 2002 Hanaro Telecom, Inc. (KOSDAQ: 33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced the results of its operations for the fourth quarter ended December 31, 2001. The results are audited, unconsolidated, and prepared in accordance with generally accepted accounting principles in Korea.

YE and 4Q01 Highlights

- EBITDA rose 30.2% in 4Q01 to KRW 55.0 billion (US$ 41.8 million*) from KRW 42.2 billion in 3Q01. Comparable to negative KRW 114.2 billion in 2000, EBITDA turned positive from 1Q01, recording KRW 156.5 billion (US$ 119.1 million) for the 2001 full year.
- Revenues improved 13.7% to KRW 243.0 billion (US$ 185.0 million) in 4Q01 from KRW 213.7 billion in 3Q01. For year-end 2001, revenues were KRW 825.4 billion, up 145.5% from KRW 336.2 billion in 2000.
- Operating costs increased slightly by 9.5% to KRW 277.0 billion (US$ 210.9 million) in 4Q01 from KRW 252.9 billion in 3Q01. At year end 2001, operating costs were KRW 990.6 billion, up 56.5% from KRW 632.8 billion at year end 2000.
- Total number of broadband subscribers increased 12.5% from 3Q01 to 2,045,196 in 4Q01. During 2001, Hanaro achieved broadband net addition of 940,773.

** Income Statement figures have been converted for reader convenience at the exchange rate of US$1 = KRW 1313.5, which is the "Korea Exchange Bank closing standard rate" on December 31, 2001.*

- more -

Hanaro's Chief Financial Officer, Mr. Taek Min Kwon, commented that "We are delighted to announce Hanaro's continuously improving financial results. Revenues increased 13.7% while operating loss decreased 13.3% in 4Q01, attributable to the relentless expansion of our subscriber base. EBITDA, in particular, strongly increased to KRW 55 billion in 4Q01, up 30.2% compared with 3Q01, brining the total EBITDA for year end 2001 to KRW 156.5 billion. Despite concerns about market saturation, Hanaro's market share is on the rise due to our superior service quality and customer satisfaction."

"Our goal for 2002 is to further enhance investor interest in Hanaro by achieving operating profit positive through revenue maximization with CAPEX and cost controls."


EBITDA
60
40
20
-20
-40
-60
-37
-38
-29
-9
36
24
42
55
1Q00
2Q
3Q
4Q
1Q01
2Q
3Q
4Q


Operating Loss to Revenue
1Q00
2Q
3Q
4Q
1Q01
2Q
3Q
4Q
0%
-50%
-100%
-150%
-200%
-22.5%
-27.1%
-18.4%
-14.0%

Operational Highlights and Review

Sustained Subscriber Growth (See Table 1)

The total broadband subscriber base at the end of 4Q01 was 2,045,196, an increase of 12.5% from 1,817,561 at the end of 3Q01.

At 4Q01, the proportion of subscribers for ADSL Pro (up to 8 Mbps), Mid (up to 3 Mbps) and Lite (up to 1 Mbps) was 10.9%, 2.6% and 86.5%, respectively.

Hanaro secured a net addition of 940,773 broadband subscribers in 2001. Of the net addition, by broadband access service category, ADSL, cable modem, and LMDS each recorded 362,865, 559,142, and 18,766 subscribers respectively. The Company's aggressive strategy for the voice market saw an 81.7% subscriber line-based growth as compared to the year end 2000. Furthermore, leased lines recorded a substantial growth of 112.7%.

Hanaro's target is to achieve a net addition of 931,000 subscribers in 2002.

Table 1: Number of Subscribers

① **Broadband**

Products	**Feb. 2002**	**4Q01**	**3Q01**	**4Q00**
ADSL	1,097,293	1,014,679	920,322	651,814
CATV	1,140,185	1,000,600	870,441	441,458
LMDS	33,198	29,917	26,798	11,151
Total	**2,270,676**	**2,045,196**	**1,817,561**	**1,104,423**

② **Voice**

Products	**Feb. 2002**	**4Q01**	**3Q01**	**4Q00**
Residential	507,246	457,199	409,784	241,676
Corporate	271,705	245,373	213,869	136,910
Total	**778,951**	**702,572**	**623,653**	**378,586**

③ **Leased Lines**

Products	**Feb. 2002**	**4Q01**	**3Q01**	**4Q00**
Leased line	2,000	1,833	1,387	737
Internet dedicated	2,468	1,383	783	751
Total	**4,468**	**3,216**	**2,170**	**1,488**

Wireless LAN

Hanaro launched commercial service of Wireless LAN under the name of HanaFOS AnyWay. Having secured 294 hot spots across the country, the Company made its services available at 98 spots as of March 2001.

Capital Expenditure

Table 2: Capital Expenditures

(in billion Won)

	2000	**2001**	**2002(E)**
Backbone	551.8	200.2	149.7
Last-mile	1,029.3	348.9	205.3
FTTC/FTTO	743.2	229.3	139.5
HFC	246.0	115.4	56.1
LMDS	40.1	4.2	4.9
Wireless LAN			4.8
Internet Related	138.4	12.8	11.9
Others	55.4	40.9	86.2
Total	**1,774.9**	**602.8**	**453.1**

Due to ongoing subscriber increases, CAPEX for the last-mile in the fourth quarter slightly increased to KRW 104.0 billion compared to KRW 101.1 billion in 3Q01. However, as CAPEX for backbone decreased, the overall CAPEX reduced to KRW 149.1 billion, compared to KRW 195.7 billion in 3Q01.

As previously announced, CAPEX for 2002 is expected to be significantly reduced to KRW 453.1 billion. Hanaro was able to reduce CAPEX dramatically by maximizing the Company's existing fiber-optic backbone network while retaining service quality.

Funding Activities

I. Funding during full year 2001

1. Short-term borrowing	:	KRW 55.0 billion
2. Long-term borrowing	:	a) Information Promotion Fund : KRW 96.8 billion b) ABS : KRW 300.0 billion c) Borrowings from banks : KRW 32.0 billion d) Local corporate bonds : KRW 82.8 billion (including KRW 27.8 billion of convertible bonds) e) Overseas Bonds with Warrants : US$ 100 million f) Vendor financing : KRW 48.0 billion & US$ 1.5 million
3. Total financing	:	KRW 743.0 billion

II. Outstanding balance of debt at year end 2001

1. Short-term borrowing	:	KRW 55.0 billion
2. Long-term borrowing	:	a) Information Promotion Fund : KRW 159.8 billion b) ABS : KRW 253.1 billion c) Borrowings from banks : KRW 32.0 billion d) Local corporate bonds : KRW 733.1 billion (including KRW 27.8 billion of convertible bonds) e) Overseas Bonds with Warrants : US$ 100 million f) Vendor financing : KRW 218.9 billion & US$ 40.6 million
3. Total debts	:	KRW 1.64 trillion with an average debt cost of 8.11% p.a.

III. Fulfilled anticipated financing requirements for the year 2002, completed in first quarter

1 Long-term borrowing	:	a) local corporate bonds : KRW 200 billion b) ABS : KRW 200 billion c) Borrowings from banks : KRW 50.0 billion d) Overseas Bonds with Warrants : US$ 100 million e) Information Promotion Fund : KRW 37.2 billion (Commitment made on March 11, 2002) f) Vendor financing : KRW 90 billion (committed previously)

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IV. Bonds with Warrants due 2007

The specifics of the bond with warrants are as follows:

- Total face value : US$ 100,000,000
- Maturity : 5 years, due 2007
- Yield-to-Maturity : 8.0%
- Put Option : Bond holders may exercise the option on August 26, 2003 and receive 112.2369% of the principal amount
- Exercise Price : KRW 7,388 per share initially and re-established quarterly
- Warrants : Warrants amounts to US $15,000,000 which is 15% of the total face value of the bonds (US $100,000,000)

2001 Fourth Quarter vs. 2001 Third Quarter Financial Results

Revenues (See Table 3: Revenue Breakdown)

Revenues in 4Q01 totaled KRW 243.0 billion, up 13.7% from KRW 213.7 billion in 3Q01. During the fourth quarter, the Company earned 73.9% of its total revenue from broadband access service.

The following represents the breakdown of revenues by service category.

Table 3: Revenues breakdown

(in billion Won)

Major Service	*Product*	*4Q01*	*(% of Revs)*	*3Q01*	*(% of Revs)*	*2001*	*(% of Revs)*	*2000*	*(% of Revs)*
Broadband Access Service	ADSL, cable modem & LMDS	179.5	73.9%	162.3	76.0%	614.8	74.5%	254.0	75.6
Telephony Service[Note1]	Local call and Interconnection	33.9	13.9%	28.7	13.4%	113.1	13.7%	51.3	15.3
Leased Line Service	Leased line service and Internet Direct	16.7	6.9%	8.5	4.0%	38.1	4.6%	18.2	5.4
Internet related	IDC and contents	7.0	2.9%	5.8	2.7%	21.9	2.7%	6.2	1.8
Others	Bundled products such as PC	5.8	2.4%	8.4	3.9%	37.5	4.5%	6.5	1.9
Total		243.0	100%	213.7	100%	825.4	100%	336.2	100%

Note 1: Telephony service = Telephony revenue + PABX + ISDN (including VoIP N/W service) + Interconnection & others

In 4Q01, revenues from **Broadband Access Service** increased 10.6% to KRW 179.5 billion, from KRW 162.3 billion in 3Q01. This was mainly attributable to the increase of broadband subscribers in general and the increase in the percentage of subscribers for ADSL bundled with voice service.

Revenues from **Telephony Services**, accounting for 13.9% of the total revenues, increased by 18.3% to KRW 33.9 billion in 4Q01, from KRW 28.7 billion in 3Q01. The increase was primarily associated with the increase of subscribers.

Revenues from **Leased Line Services** (including Internet dedicated lines), which comprised 6.9% of the total revenues, rose 97.2% to KRW 16.7 billion, attributable to the Company's aggressive marketing, compared to KRW 8.5 billion in 3Q01.

Revenues from **Internet related businesses**, accounting for 2.9% of the total revenues, rose by 21.3% to KRW 6.9 billion from KRW 5.8 billion from 3Q01. Of the KRW 7.0 billion, KRW 3.8 billion was generated from the Internet Data Center.

Revenues from **Others**, accounting for 2.4% of the total revenues, decreased by 31.3% to KRW 5.8 billion from KRW 8.5 billion in 3Q01. This resulted from a decrease in the net addition of PC bundled products subscribers.

Operating Costs

Total operating costs were KRW 277.0 billion, including depreciation and amortization, commissions to Customer Care Centers and sales agents, telecommunication equipment lease expenses and interconnection fees, wages and salaries, and advertising.

Depreciation and amortization in 4Q01 increased to KRW 89.0 billion, up 9.3%, compared to KRW 81.4 billion in 3Q01.

Commissions in 4Q01 totaled KRW 66.9 billion, up 13.9% from KRW 58.7 billion in 3Q01. The main reason for this increase in commissions was due to a rise in the number of subscribers. Commissions include commissions for sales, installation, customer care such as troubleshooting, as well as commissions associated with subscriber retention.

Wages and Salaries amounted to KRW 14.5 billion in 4Q01, up 1.1% from KRW 14.4 billion in 3Q01.

Telecommunications equipment lease expense and interconnection fees consists of KRW 30.7 billion of telecommunications equipment expenses and KRW 22.2 billion of interconnection fees in 4Q01. Telecommunications equipment lease expenses amounted to KRW 30.7 billion, up 15.2 % from KRW 26.7 billion in 3Q01. In addition, the Company paid KRW 22.2 billion, up 13.0% compared to 3Q01 for interconnection fees, due to the increase of subscribers using telephony services.

Advertising expenses totaled KRW 7.1 billion, down 46.9% from KRW 13.5 billion in 3Q01.

Inventories sales cost for PCs and LAN Cards amounted to KRW 12.4 billion, up 33.1% from KRW 9.3 billion in 3Q01. Inventories sales for PC bundled products showed/indicated a downward trend due to a decrease in net addition of PC-bundled subscribers. However, unlike previous quarters, 4Q01 recorded an increase attributable to a transfer of IRU for international leased lines and an increase in e-commerce on Hananet.

Repairs and maintenance expense was KRW 15.3 billion, up 19.3% from KRW 12.8 billion in 3Q01. Repairs and maintenance expense include telecommunications facilities maintenance costs and costs for system upgrading/revamping. In 4Q01, the telecommunications facilities maintenance cost increased to KRW 11.1 billion from KRW 9.6 billion in 3Q01, and the costs for system upgrading/revamping decreased to KRW 4.2 billion from KRW 3.2 billion in 3Q01.

Operating Profit (Loss)

Operating Loss for 4Q01 decreased to KRW 34.0 billion, down 13.3% from KRW 39.2 billion in 3Q01. EBITDA in the 4Q01 increased significantly to KRW 55.0 billion from KRW 42.2 billion in 3Q01, continuing the strong trend of positive EBITDA set in 1Q01.

Non-Operating Income (Expenses)

In the non-operating sector, the Company recorded a net loss amounting to KRW 22.7 billion, a slight increase of 0.2% from KRW 22.6 billion in 3Q01. Interest income amounted to KRW 6.3 billion and interest expense was KRW 32.4 billion. This includes KRW 4.1 billion of loss on disposition of trade receivables upon issuance of Asset-Back Securities ("ABS"), bringing the net interest burden to KRW 26.1 billion.

Net Losses before Income Taxes

Net losses before income taxes were KRW 56.7 billion in 4Q01, compared to KRW 61.9 billion in 3Q01.

Basic Net Loss Per Share and Diluted Net Loss Per Share

Basic net loss per share was KRW 215 in 4Q01, compared to KRW 234 for 3Q01. Diluted net loss per share was the same as the basic net loss per share since there was no share issuance during the fourth quarter.

The statements included above and elsewhere in this news release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Hanaro Telecom cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the US Securities and Exchange Commission, including Hanaro Telecom's Annual Report on Form 20-F for the year ended December 31, 2000, for additional factors that should be considered before investing in Hanaro Telecom's securities.

Company Information

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephony services across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated package. Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed on the NASDAQ through issuance of American Depository Receipts (ADRs) on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit Hanaro Telecom's Investor Relations website: http://ir.hanaro.com/eng

Corporate Headquarters
23rd Floor Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728.

###

(Tables to follow)

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Hanaro Telecom, Inc.

Hanaro Telecom, Inc.

NON-CONSOLIDATED INCOME STATEMENT UNDER KOREAN-GAAP (AUDITED)

As of December 31. 2001 and December 31, 2000 and For the Three Months Ended December 31, 2001 and September 30, 2001
(In Millions of KRW and Thousands of USD)

	2001		2000	4Q 2001	3Q 2001	Q on Q
	USD	KRW	KRW	KRW	KRW	%
Revenues:	**628,434**	**825,448**	**336,187**	**242,965**	**213,708**	**13.7%**
Broadband Access Services	468,095	614,843	254,036	179,519	162,325	10.6%
Telephony Services (Note 2)	86,145	113,152	51,267	33,923	28,680	18.3%
Leased Line Services	29,023	38,122	18,204	16,716	8,476	97.2%
Internet including IDC	16,639	21,855	6,220	6,993	5,764	21.3%
Others	28,531	37,476	6,460	5,814	8,463	(31.3)%
Operating Costs:	**754,196**	**990,636**	**632,764**	**276,989**	**252,938**	**9.5%**
Depreciation & Amortization	244,952	321,744	182,374	88,974	81,431	9.3%
Commissions (Note 3)	177,223	232,783	143,378	66,875	58,708	13.9%
Telecom equipment lease expenses and interconnection fees	133,169	174,917	85,687	52,958	46,354	14.2%
Wages & Salaries (Note 4)	44,612	58,598	49,605	14,531	14,369	1.1%
Inventory sales cost (Note5)	35,159	46,181	39,753	12,430	9,342	33.1%
Repairs and maintenance expense	39,181	51,464	30,982	15,276	12,800	19.3%
Advertising	30,049	39,470	29,258	7,163	13,502	(46.9)%
Other employee benefits	9,971	13,097	10,679	3,422	3,191	7.2%
R&D expenses	5,470	7,185	7,958	2,055	1,528	34.5%
Others	34,410	45,197	53,090	13,305	11,713	13.6%
Operating Profit(Loss)	**(125,762)**	**(165,188)**	**(296,577)**	**(34,024)**	**(39,230)**	**(13.3)%**
Other income(expenses):						
Interest income	19,969	26,229	57,353	6,277	5,295	18.5%
Interest expense	81,296	106,782	43,825	28,275	26,685	6.0%
Others	1,240	1,629	(16,064)	(687)	(1,254)	(45.2)%
	(60,087)	**(78,924)**	**(2,536)**	**(22,685)**	**(22,644)**	**0.2%**
Income/(Loss) before Income Tax	**(185,849)**	**(244,112)**	**(299,113)**	**(56,709)**	**(61,874)**	**(8.3)%**
Income Tax (Expenses)/benefit	-	-	-	-	-	
Net Income/(Loss)	**(185,849)**	**(244,112)**	**(299,113)**	**(56,709)**	**(61,874)**	**(8.3)%**
Diluted earnings/(Loss) per ordinary shar	**(704)**	**(925)**	**(1,160)**	**(215)**	**(234)**	**(8.3)%**
Diluted earnings/(Loss) per ADR(Note 6)	**(704)**	**(925)**	**(1,160)**	**(215)**	**(234)**	**(8.3)%**
Shares outstanding(1,000 shares)	**264,000**	**264,000**	**264,000**	**264,000**	**264,000**	

(Note 1) : US Dollar translation rate: KRW 1,313.5 to 1 US Dollar which are "Korea Exchange Bank closing standard rate" on December 31, 2001.

(Note 2) : Telephony revenues = Telephony + PABX + ISDN (including VoIP N/W service) + Interconnection and others

(Note 3) : Commissions include sales commission, installation commissions, trouble shooting commissions & commissions paid to subsidiaries such as call center (Hanaro Customer Service, Inc.).

(Note 4) : Wages & salaries includes severance and retirement benefits.

(Note 5) : Inventory sales cost includes sales cost for PC which has been sold as bundled products.

(Note 6) : 1 ADR stands for 1 common share.

Hanaro Telecom, Inc.

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Hanaro Telecom, Inc

NON-CONSOLIDATED BALANCE SHEET UNDER KOREAN-GAAP (AUDITED)

As of December 31, 2001 and December 31, 2000 and For the Three Months Ended December 31, 2001 and September 30, 2001
(In Millions of KRW and in Thousands of USD)

	4Q 2001		3Q 2001	Q on Q	4Q 2000
	USD	KRW	KRW	%	KRW
ASSETS					
Current Assets:					
Cash and cash equivalents	209,012	274,537	231,086	18.8%	357,040
Short-term financial instruments	80,548	105,800	79,200	33.6%	140,200
Other investments (Note 2)	38,512	50,586	15,409	228.3%	15,318
Trade accounts receivable,net of allowance for doubtful accounts of KRW 3,358 Mil.	99,488	130,677	122,088	7.0%	77,981
Short-term loans, net	8,148	10,702	10,492	2.0%	743
Other accounts receivables,net	4,525	5,944	8,780	(32.3)%	1,050
Accrued interest	2,388	3,137	4,863	(35.5)%	8,008
Advance payment	1,969	2,586	4,662	(44.5)%	12,107
Prepaid expenses	23,447	30,797	34,194	(9.9)%	28,684
Prepaid tax	8,515	11,185	10,177	9.9%	32,355
Others	12,806	16,821	17,876	(5.9)%	30,600
Total current assets	**489,358**	**642,772**	**538,827**	**19.3%**	**704,084**
Investment securities	77,463	101,748	51,027	99.4%	49,788
Restricted deposits	868	1,140	2,017	(43.5)%	28,439
Long-term loans,net	10,382	13,637	13,218	3.2%	21,431
Refundable deposits	50,216	65,959	62,045	6.3%	60,734
Long-term prepaid expenses	15,951	20,951	12,279	70.6%	32,892
Property, plant & equipment,net	2,069,555	2,718,361	2,659,137	2.2%	2,427,970
Intangible assets	12,276	16,124	18,051	(10.7)%	19,921
Others	-	-	879	(100.0)%	830
Total Assets	2,726,069	3,580,692	3,357,480	6.6%	3,346,089
LIABILITIES & SHAREHOLDERS' EQUITY					
Current Liabilities					
Accounts payable	336,528	442,029	471,972	(6.3)%	524,806
Short-term loans	41,873	55,000	55,099	(0.2)%	105,000
Current portion of long-term debt	189,882	249,410	198,159	25.9%	86,536
Accrued expenses	23,341	30,658	28,155	8.9%	19,159
Others	97,236	127,719	28,181	353.2%	8,361
Total current liabilities	**688,859**	**904,816**	**781,566**	**15.8%**	**743,862**
Debentures,net of discount of KRW 13,411 Mil.	619,862	814,189	849,273	(4.1)%	771,933
Long-term borrowings	269,252	353,663	168,536	109.8%	100,522
Accrued severance benefits,net	11,660	15,315	13,782	11.1%	9,382
Long-term obligations under capital leases	34,346	45,113	42,941	5.1%	19,439
Others	13,907	18,267	16,907	8.0%	29,748
Total Liabilities	**1,637,886**	**2,151,363**	**1,873,005**	**14.9%**	**1,674,886**
Shareholders' Equity					
Common Stock (Note 3)	1,004,949	1,320,000	1,320,000	0.0%	1,320,000
Capital in excess of par value	527,754	693,205	693,205	0.0%	693,205
Retained earnings-unappropriated	(446,210)	(586,097)	(529,387)	10.7%	(341,984)
Compensation expense incurred in connection with stock options	1,691	2,221	657		(18)
Total shareholders' Equity	**1,088,183**	**1,429,329**	**1,484,475**	**(3.7)%**	**1,671,203**
Total Liabilities & Shareholders' Equity	**2,726,069**	**3,580,692**	**3,357,480**	**6.6%**	**3,346,089**

(Note 1) : US Dollar translation rate: KRW 1,313.5 to 1 US Dollar which are "Korea Exchange Bank closing standard rate" on September 30, 2001

(Note 2) : It refers to beneficial certificates.

(Note 3) : KRW 5,000 par value; authorized 480,328,800 shares; issued and outstanding 264,000,000 shares

###

"B"

Hanaro Telecom, Inc.

①

FOR IMMEDIATE RELEASE

Contacts: Hanaro Telecom, Inc.
Kyu-June Hwang, Investor Relations
822-6266-2380
kyujune@hanaro.com
- or -
Taylor Rafferty, New York
Brian Rafferty
1-212-889-4350
Taylor Rafferty, London
Alex Jones
44-20-7936-0400
hanaro@taylor-rafferty.com

HANARO TERMINATES MERGER DISCUSSIONS WITH THRUNET

Seoul, South Korea – April 1, 2002 -- Hanaro Telecom, Inc. (KOSDAQ: 33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced that the Company and Korea Thrunet Co., Ltd ("Thrunet") failed to reach an agreement on possible consolidation between the two companies.

Hanaro and Thrunet had together established a Task Force Team to explore a potential merger. However on March 25, 2002, without giving Hanaro prior notification, Thrunet signed a Memorandum of Understanding ("MOU") with SK Telecom to dispose of its leased line business. Such an act directly opposed ongoing consolidation discussions between Hanaro and Thrunet.

On March 27, Thrunet disclosed to Hanaro their signing of the MOU with SK Telecom, and proposed Hanaro's take-over of Thrunet's broadband subscribers and remaining assets. However, Hanaro has determined that without Thrunet's core leased line business, material synergistic effects and anticipated increased competitiveness would be minimal. This has resulted in Hanaro's decision to terminate consolidation talks with Thrunet.

- more -

Company Information

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephone across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated package.

Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed American Depository Receipts (ADRs) on NASDAQ on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit the Investment Information section of Hanaro Telecom's website: http://ir.hanaro.com/eng/

Corporate Headquarters
23rd Floor Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728.

###

"C"

①

대표이사 등 변경 안내

1.구분		대표이사
2.변경내용	가.변경전	대표이사 사장 신윤식 대표이사 부사장 조동성 (각자대표이사)
	나.변경후	대표이사 사장 신윤식 대표이사 부사장 조동성 대표이사 부사장 이인행 (각자대표이사)
3.변경이유		사업부문에 대표이사 체제를 도입하여 통신사업자간 치열한 경쟁환경에 신속히 대응하기 위함
4.변경일		2002년 03월 29일
5.기타		-

[English Translation]
April 01, 2002

Hanaro Telecom, Inc.

Notice of Change of Representative Directors

1. Details of the change
   - Before the change
     - President & CEO: Yun-Sik Shin
     - President & Senior Executive Vice President: Dong Sung Cho (Independent president)

   - After the change
     - President & CEO: Yun-Sik Shin
     - President & Senior Executive Vice President: Dong Sung Cho
     - President & Senior Executive Vice President: In Haeng Lee (Independent president)

2. Ground for change: By having an independent, designated representative for each business area, Hanaro attempts to proactively respond to the competitive landscape of the telecommunications industry.

3. Date of Change: March 29, 2002

정기주주총회 결의사항

1. 재무제표 승인		제 5 기		
- 자산총계 (백만원)	3,580,692	- 매 출 액 (백만원)		825,448
- 부채총계 (백만원)	2,151,363	- 경상 이익 (백만원)		-244,112
- 자 본 금 (백만원)	1,320,000	- 당기순이익 (백만원)		-244,112
- 자본총계 (백만원)	1,429,329	* 주당순이익 (원)		-925
* 외부감사인 감사의견		적정		

2. 배당내역	가. 주당배당금		-		
	나. 배당총액 (원)	현금	-	주식	-
	다. 배당률 (%) - 시가대비		-		
	- 액면가대비		-		
	라. 배당성향 (%)		-		

3. 임원현황	가. 임원선임	이사 : 김동기 (金東基, 신임), 박성규 (朴成圭, 신임), 김용환 (金容煥, 신임), 이웅해 (李雄海, 신임), 박항구 (朴恒九, 신임), 김신배 (金信培, 신임), 홍순호 (洪淳虎, 신임)	
	나. 사외이사	- 총 등기이사수 (명)	6
		- 사외이사수 (명)	6
		- 사외이사선임비율 (%)	50
	다. 감사	상근감사 (명) / - 비상근감사 (명)	-
	라. 감사위원회	사외이사 (명) / 4 · 상근이사 (명)	-

4. 기타 결의내용

- 제1호 의안 : 2001년도 대차대조표 및 손익계산서 승인의 건
  ⇒ 원안대로 통과

- 제2호 의안 : 2001년도 결손금처리계산서(안) 승인의 건
  ⇒ 원안대로 통과

- 제3호 의안 : 정관 변경의 건
  ⇒ 원안대로 통과

- 제4호 의안 : 임원퇴직금지급규정 개정의 건
  ⇒ 원안대로 통과

- 제5호 의안 : 이사 선임의 건
  ⇒ 원안대로 통과

- 제6호 의안 : 2002년도 이사보수지급한도 승인의 건 (19억원)
  ⇒ 원안대로 통과

(2)

5. 주주총회일 2002년 03월 29일

6. 기타

[English Translation]
April 01, 2002

Hanaro Telecom, Inc.

Resolutions of Annual General Meeting of Shareholders

1. Approval of financial statements for the fiscal year 2001

- Total assets:	KRW 3,580,692 million
- Total liabilities:	KRW 2,151,363 million
- Paid-in-Capital:	KRW 1,320,000 million
- Total shareholders' equity:	KRW 1,429,329 million
- Revenue:	KRW 825,448 million
- Loss before income taxes:	- KRW 244,112 million
- Net loss:	- KRW 244,112 million
- Loss per share:	- KRW 925
- Opinion of external auditor:	As per audit report.

2. Dividends
   - Dividend payment per share: none
   - Total dividend amount: none

3. Directors
   - Re-appointment of existing directors and appointment of new directors: 7 persons (Dong Ki Kim, Sung Kyou Park, Yong Hwan Kim, Wung Hae Lee, Hang-Gu Bahk, Shin-Bae Kim, Soonho Hong)
   - Status of outside directors
     - Total number of registered directors: 6 persons
     - Total number of outside directors: 6 persons
     - Ratio of outside directors to total directors: 50 %
   - Auditor: 0 outstanding, 0 non-standing
   - Audit committee consists of 4 outside directors

4. Other resolutions
   - Item 1. Approval of Balance Sheet and Statements of Operations for the fiscal year 2001

→ Approved as proposed

- Item 2. Approval of Statements of Disposition of Deficit for the fiscal year 2001

  → Approved as proposed

- Item 3. Amendments to the Articles of Incorporation

  → Approved as proposed

- Item 4. Amendments to the regulation on severance payment for standing directors

  → Approved as proposed

- Item 5. Appointment of new directors

  → Approved as proposed

- Item 6. Approval of maximum amount of remuneration for directors for year 2002

  → Approved as proposed

5. Date of Annual General Meeting of Shareholders: March 29, 2002

"E"

①

사외이사 해임

1. 사외이사 내역	성 명	조민래
	나 이	48
	최종학력	대학원졸
	현 직	경영인 에스케이텔레콤 기획조정실 상무
	주요경력	- 서울대학교 행정대학원 - 에스케이텔레콤 IMT-2000 사업추진단 상무
2. 임기		3년
3. 사유		일신상의 사유로 사임
4. 주주총회 결의일(해임일)		2002년 03월 29일
5. 기타		-

②

[English Summary]
April 01, 2002

Hanaro Telecom, Inc.

Resignation of Outside Directors

Name	Age	Education	Current post	Work experience	Term
Min Rae Cho	48	Master, Graduate School of Administration, Seoul National University	Senior Vice President, Planning Unit, SK Telecom	Senior Vice President, IMT-2000 Business, SK Telecom	3 years

1. Ground for resignation: personal reasons
2. Date of 5th AGM: March 29, 2002

"F"

①

감사위원회 위원 선임

1. 감사위원회 위원 내역	성 명	김동기
	나 이	68
	최종학력	대학원졸
	현 직	기타 현대자동차 사외이사
	주요경력	- 고려대학교 대학원 경영학 박사 - 한국전력공사 비상임이사
2. 임기		2002년 10월 1일까지
3. 사유		제5기 정기주주총회 결의 후 제44회 이사회에서 재선임
4. 주주총회 결의일		2002년 03월 29일

5. 감사위원회 위원 결격요건 해당여부

항 목	해당여부
- 미성년자, 금치산자, 한정치산자	아니오
- 파산자로서 복권되지 아니한 자	아니오
- 금고이상의 형을 받고 그 집행이 종료되거나 집행을 받지 아니하기로 확정된 후 2년을 경과하지 아니한 자	아니오
- 증권거래법에 의하여 해임되거나 면직된 후 2년을 경과하지 아니한 자	아니오
- 회사의 주요주주, 주요주주의 배우자 및 직계존비속	아니오
- 회사의 상근 임·직원 또는 최근 2년 이내에 상근 임·직원이었던 자, 상근임원의 배우자 및 직계존비속	아니오
- 계열회사의 임·직원 또는 최근 2년 이내에 계열회사의 임·직원이었던 자	아니오

6. 사외이사 여부	예
7. 기타	당사의 독립비상임이사로 재임중이었으며, 금번 증권거래법 개정 내용에 따라 사외이사로 선임 되었음. 임기는 잔여 임기로 함

②

임원의 이력서

1. 인적사항

성　명 : 김동기(金東基. Dong Ki Kim)

생년월일 : 1934년 6월 28일 (양력)

주소 : 서울 강남구 압구정동 현대APT 109동 603호

2. 학력사항

고려대학교 경영학과

미국 뉴욕대학교 경영대학원 경영학과

미국 하버드대학교 경영대학원 국제경영학

고려대학교 대학원 경영학 박사

3. 경력사항

1988 - 1991	고려대 경영대 학장
1990 - 1991	한국경영학회 회장
1990 - 1996	고려대 국제교류위원회 위원장
1997 - 1999	평화은행 비상임이사
1998 - 1999	한국전력공사 비상임이사
1998 -	현대자동차 사외이사

③

감사위원회 위원 선임

1. 감사위원회 위원 내역	성 명	김용환
	나 이	60
	최종학력	대학원졸
	현 직	변호사 김용환법률사무소 변호사
	주요경력	- 뉴욕대학교 법과대학원 국제거래법 석사 - 대전지방검찰청 서산지청 지청장
2. 임기		2002년 10월 1일까지
3. 사유		제5기 정기주주총회 결의 후 제44회 이사회에서 재선임
4. 주주총회 결의일		2002년 03월 29일

5. 감사위원회 위원 결격요건 해당여부

항 목	해당여부
- 미성년자, 금치산자, 한정치산자	아니오
- 파산자로서 복권되지 아니한 자	아니오
- 금고이상의 형을 받고 그 집행이 종료되거나 집행을 받지 아니하기로 확정된 후 2년을 경과하지 아니한 자	아니오
- 증권거래법에 의하여 해임되거나 면직된 후 2년을 경과하지 아니한 자	아니오
- 회사의 주요주주, 주요주주의 배우자 및 직계존비속	아니오
- 회사의 상근 임・직원 또는 최근 2년 이내에 상근 임・직원이었던 자, 상근임원의 배우자 및 직계존비속	아니오
- 계열회사의 임・직원 또는 최근 2년 이내에 계열회사의 임・직원이었던 자	아니오

6. 사외이사 여부	예
7. 기타	당사의 독립비상임이사로 재임중이었으며, 금번 증권거래법 개정 내용에 따라 사외이사로 선임 되었음. 임기는 잔여 임기로 함

임원의 이력서

1. 인 적 사 항 :

섬　명 : 김용환(金容煥, Yong Hwan Kim)

생년월일 : 1942년 11월 9일

직장주소 : 서울 용산구 한강로2가 191 한일그룹B/D 11F

2. 학 력 사 항

서울대학교 법과대학 법학과

서울대학교 사법대학원 법학 석사

미국 뉴욕대학교 법과대학원 비교법학 석사

미국 뉴욕대학교 법과대학원 국제거래법 석사

3. 경 력 사 항

1971 -	대구지방검찰청 검사
1974 -	광주지방검찰청 검사
1978 -	대전지방검찰청 서산지청 지청장
1980 -	[現] 변호사김용환법률사무소 변호사

(5)

감사위원회 위원 선임

1. 감사위원회 위원 내역	성 명	이홍해
	나 이	60
	최종학력	대학원졸
	현 직	회계사 성도회계법인 부회장
	주요경력	- 고려대학교 국제대학원 - 산동회계법인 부회장
2. 임기		2003년 3월 17일까지
3. 사유		제5기 정기주주총회 결의 후 제44회 이사회에서 재선임
4. 주주총회 결의일		2002년 03월 29일

5. 감사위원회 위원 결격요건 해당여부

항 목	해당여부
- 미성년자, 금치산자, 한정치산자	아니오
- 파산자로서 복권되지 아니한 자	아니오
- 금고이상의 형을 받고 그 집행이 종료되거나 집행을 받지 아니하기로 확정된 후 2년을 경과하지 아니한 자	아니오
- 증권거래법에 의하여 해임되거나 면직된 후 2년을 경과하지 아니한 자	아니오
- 회사의 주요주주, 주요주주의 배우자 및 직계존비속	아니오
- 회사의 상근 임ㆍ직원 또는 최근 2년 이내에 상근 임ㆍ직원이었던 자, 상근 임원의 배우자 및 직계존비속	아니오
- 계열회사의 임ㆍ직원 또는 최근 2년 이내에 계열회사의 임ㆍ직원이었던 자	아니오

6. 사외이사 여부	예
7. 기타	당사의 독립비상임이사로 재임중이었으며, 금번 증권거래법 개정 내용에 따라 사외이사로 선임 되었음. 임기는 잔여 임기로 함

⑥

임원의 이력서

1. 인 적 사 항

성 명 : 이웅해(李雄海, Wung Hae Lee)

생년월일 : 1942년 2월 11일 (양력)

직장주소 : 서울 강남구 논현2동 71-2 건설회관 15층 삼정회계법인

2. 학 력 사 항

부산대학교 상학과

부산대학교대학원 관리회계학 석사

고려대학교 국제대학원

3. 경 력 사 항

1978 - 1979 KICPA 재무이사

1980 - 1984 고려개발 상임감사

1997 - 2000 산동회계법인 부회장

1998 - 2001 호남석유화학 사외이사

2001 - 성도회계법인 부회장

⑦

감사위원회 위원 선임

1. 감사위원의 위원 내역	성 명	박성규
	나 이	63
	최종학력	대학원졸
	현 직	기타 한국통신산업협회 회원
	주요경력	- 텍사스대학교 오스틴교대학원 전자공학 박사 - 대우그룹 모로코지역본사 총괄 사장
2. 임기		2003년 3월 17일까지
3. 사유		제5기 정기주주총회 결의 후 제44회 이사회에서 재선임
4. 주주총회 결의일		2002년 03월 29일

5. 감사위원회 위원 결격요건 해당여부

항 목	해당여부
- 미성년자, 금치산자, 한정치산자	아니오
- 파산자로서 복권되지 아니한 자	아니오
- 금고이상의 형을 받고 그 집행이 종료되거나 집행을 받지 아니하기로 확정된 후 2년을 경과하지 아니한 자	아니오
- 증권거래법에 의하여 해임되거나 면직된 후 2년을 경과하지 아니한 자	아니오
- 회사의 주요주주, 주요주주의 배우자 및 직계존비속	아니오
- 회사의 상근 임ㆍ직원 또는 최근 2년 이내에 상근 임ㆍ직원이었던 자, 상근임원의 배우자 및 직계존비속	아니오
- 계열회사의 임ㆍ직원 또는 최근 2년 이내에 계열회사의 임ㆍ직원이었던 자	아니오

6. 사외이사 여부	예
7. 기타	당사의 독립비상임이사로 재임중이었으며, 금번 증권거래법 개정 내용에 따라 사외이사로 선임 되었음. 임기는 잔여 임기로 함

(8)

임원의 이력서

1. 인 적 사 항

성　명 : 박성규(朴成圭, Sung Kyou Park)

생년월일 : 1939년 4월 5일 (양력)

주소 : 서울시 강남구 청담동 95번지 청담빌라 C-2

2. 학 력 사 항

미국 매사추세츠공대 전자공학과

미국 노스이스턴대학교 대학원 전자공학 석사

미국 텍사스대학교 오스틴교대학원 전자공학 박사

3. 경 력 사 항

1995 - 1997 대우통신(주) 회장

1996 - 1998 한국통신산업협회 회장

1997 - 1999 대우그룹 모로코지역본사 총괄 사장

1999 ~ 한국통신산업협회 회원

[English Summary]
April 01, 2002

Hanaro Telecom, Inc.

Appointment of Members of Audit Committee

Name	Age	Education	Current post	Work experience	Term
Dong Ki Kim	68	Ph.D., Graduate School of Business Administration, Korea University, Korea	Outside Director, Hyundai Motor Company	Non-standing director, KEPCO	10/01/2002
Yong Hwan Kim	60	Master, Graduate School of Law, New York University, U.S.A.	Lawyer, Law office of Yong Hwan Kim	Chief Prosecutor, Daejeon Prosecutors' office	10/01/2002
Wung Hae Lee	60	Master, Graduate School of International Studies, Korea University, Korea	Vice President, Sungto Accounting Corporation	Vice President, Sandong Accounting Corporation	03/17/2003
Sung Kyou Park	63	Ph.D., Graduate School of Electronic Engineering, Texas Austin, U.S.A.	Member of Korea Association of Telecommunications	Former Morocco Regional Head, Daewoo Group	03/17/2003

1. Ground for appointment: The above four members were re-appointed at the 44th board of directors meeting which was held after Hanaro's 5th Annual General Meeting of Shareholders.
2. Date of 5th AGM: March 29, 2002
3. Having worked as Hanaro's independent, non-standing directors, the above 4 people were appointed as outside directors pursuant to amendments to the Securities and Exchange Act of the Republic of Korea. The term for the outside directors is their remaining term as independent, non-standing directors.

"G" ①

사외이사 선임결의

1. 사외이사 내역	성 명	김동기	
	나 이	68	
	최종학력	대학원졸	
	현 직	기타	현대자동차 사외이사
	주요경력	- 고려대학교 대학원 경영학 박사 - 한국전력공사 비상임이사	
2. 임기		2002년 10월 1일까지	
3. 사유		제5기 정기주주총회 선임	
4. 주주총회 결의일			2002년 03월 29일
5. 사외이사 결격요건 해당여부		해당사항없음	
6. 기타		당사의 독립비상임이사로 재임중이었으며, 금번 증권거래법 개정 내용에 따라 사외이사로 선임 되었음. 임기는 잔여 임기로 함	

사외이사 선임결의

1. 사외이사 내역	성 명	김용환
	나 이	60
	최종학력	대학원졸
	현 직	변호사 김용환법률사무소 변호사
	주요경력	- 뉴욕대학교 법과대학원 국제거래법 석사 - 대전지방검찰청 서산지청 지청장
2. 임기		2002년 10월 1일까지
3. 사유		제5기 정기주주총회 선임
4. 주주총회 결의일		2002년 03월 29일
5. 사외이사 결격요건 해당여부		해당사항없음
6. 기타		당사의 독립비상임이사로 재임중이었으며, 금번 증권거래법 개정 내용에 따라 사외이사로 선임 되었음. 임기는 잔여 임기로 함

③

사외이사 선임결의

1. 사외이사 내역	성 명	박성규
	나 이	63
	최종학력	대학원졸
	현 직	기타 한국통신산업협회 회원
	주요경력	- 텍사스대학교 오스틴교대학원 전자공학 박사 - 대우그룹 모로코지역본사 총괄 사장
2. 임기		2003년 3월 17일까지
3. 사유		제5기 정기주주총회 선임
4. 주주총회 결의일		2002년 03월 29일
5. 사외이사 결격요건 해당여부		해당사항없음
6. 기타 .		당사의 독립비상임이사로 재임중이었으며, 금번 증권거래법 개정 내용에 따라 사외이사로 선임 되었음. 임기는 잔여 임기로 함

사외이사 선임결의

1. 사외이사 내역	성 명	이용해
	나 이	60
	최종학력	대학원졸
	현 직	회계사 성도회계법인 부회장
	주요경력	- 고려대학교 국제대학원 - 산동회계법인 부회장
2. 임기		2003년 3월 17일까지
3. 사유		제5기 정기주주총회 선임
4. 주주총회 결의일		2002년 03월 29일
5. 사외이사 결격요건 해당여부		해당사항없음
6. 기타		당사의 독립비상임이사로 재임중이었으며, 금번 증권거래법 개정 내용에 따라 사외이사로 선임 되었음. 임기는 잔여 임기로 함

⑤

사외이사 선임결의

1. 사외이사 내역	성 명	박항구
	나 이	56
	최종학력	대학원졸
	현 직	경영인 (주)현대시스콤 사장
	주요경력	- 고려대학교 컴퓨터공학 박사
2. 임기		2005년 3월 29일
3. 사유		제5기 정기주주총회 재선임
4. 주주총회 결의일		2002년 03월 29일
5. 사외이사 결격요건 해당여부		해당사항없음
6. 기타		-

(6)

임원의 이력서

1. 인 적 사 항

성 명 : 박항구(朴恒九, Hang-Gu Bahk)

생년월일 : 1946년 8월 5일 (양력)

직장주소 : 경기도 이천시 부발읍 아미리 산 136-1번지

2. 학 력 사 항

한양대학교 전자공학과

고려대학교 대학원 전자공학과 석사

고려대학교 컴퓨터공학 박사

3. 경 력 사 항

1989 - 1992 한국전자통신연구소 TDX개발단 단장

1992 - 1994 한국전자통신연구소 교환기술연구단장

1994 - 1997 한국전자통신연구원 이동통신기술연구단 단장

1997 - 2001 현대전자산업(주) 통신부문장 부사장

※ 2001.3.39 (주)하이닉스로 상호변경 (2001.3.29. 제53기 정기주총)

2001 - (주)현대시스콤 사장

⑦

사외이사 선임결의

1. 사외이사 내역	성 명	김신배
	나 이	48
	최종학력	대학원졸
	현 직	경영인 SK텔레콤 전략기획부문장 전무
	주요경력	- 펜실베이니아 대학교 대학원 경영학 석사 - 신세기통신 사장실장, 전략지원부문장, 정보시스템실장 전무
2. 임기		2005년 3월 29일
3. 사유		제5기 정기주주총회 선임
4. 주주총회 결의일		2002년 03월 29일
5. 사외이사 결격요건 해당여부		해당사항없음
6. 기타		-

(8)

임원의 이력서

1. 인 적 사 항

성　명 : 김신배(金信培, Kim, Shin-Bae)

생년월일 : 1954년 10월 15일 (양력)

직장주소 : 서울 종로구 서린동 99 SK B/D 16층

2. 학 력 사 항

서울대학교 산업공학 학사

한국과학기술원 석사

미국펜실베이니아 대학교대학원 경영학 석사

3. 경 력 사 항

1998. 7. - 1998.12. SK텔레콤 전략기획담당 상무

1998.12. - 2000. 1. SK텔레콤 수도권지사장 상무

2000. 1. - 2000. 2. 신세기통신 경영지원단장 상무이사

2000. 3. - 2000.11. 신세기통신 사장실장, 전략지원부문장 상무이사

2001. 4. - 2002. 1. 신세기통신 사장실장, 전략지원부문장, 정보시스템실장 전무

2002. 1. - SK텔레콤 전략기획부문장 전무

[English Summary]
April 01, 2002

Hanaro Telecom, Inc.

Appointment of Outside Directors

Name	Age	Education	Current post	Work experience	Term
Dong Ki Kim[1]	68	Ph.D., Graduate School of Business Administration, Korea University, Korea	Outside Director, Hyundai Motor Company	Non-standing director, KEPCO	10/01/2002[3]
Yong Hwan Kim[1]	60	Master, Graduate School of Law, New York University, U.S.A.	Lawyer, Law office of Yong Hwan Kim	Chief Prosecutor, Daejeon Prosecutors' office	10/01/2002[3]
Sung Kyou Park[1]	63	Ph.D., Graduate School of Electronic Engineering, Texas Austin, U.S.A.	Member of Korea Association of Telecommunications	Former Morocco Regional Head, Daewoo Group	03/17/2003[3]
Wung Hae Lee[1]	60	Master, Graduate School of International Studies, Korea University, Korea	Vice President, Sungto Accounting Corporation	Vice President, Sandong Accounting Corporation	03/17/2003[3]
Hang-Gu Bahk[1]	56	Ph.D., Graduate School of Computer Engineering, Korea University, Korea	CEO, Hyundai Syscom, Inc.		03/29/2005
Shin-Bae Kim[2]	48	Master, Graduate School of Business Administration, University of Pennsylvania	Executive Vice President, Strategy & Planning, SK Telecom	Head of Office of Secretary, Head of Strategy Support, Executive Vice President , Information System Unit Shinsegi Telecom	03/29/2005

1. Re-appointed at Hanaro's 5th Annual General Meeting of Shareholders.
2. Newly appointed at Hanaro's 5th Annual General Meeting of Shareholders.
3. The term for these outside directors is their remaining term as independent, non-standing directors.
4. Date of 5th AGM: March 29, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: April 01, 2002

By: Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director